Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

CHANGE OF COMPANY SECRETARY AND

AUTHORIZED REPRESENTATIVE

The Board of Directors (the “Board”) of H World Group Limited (the “Company”) announces that Mr. RONG Yuewu (“Mr. Rong”) has resigned as the company secretary and the authorized representative of the Company (the “Authorized Representative”) under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) with effect from the date of this announcement. Mr. Rong has confirmed that he has no disagreement with the Board and there are no matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company and the Stock Exchange. The Board would like to extend its gratitude to Mr. Rong for his dedicated service and contribution to the Company during his tenure of service.

The Board is pleased to announce that following the resignation of Mr. Rong, Mr. CHEN Yao (“Mr. Chen”) has been appointed as the company secretary and the Authorized Representative of the Company with effect from the date of this announcement. Mr. Chen has more than 14 years of legal experience. He joined the Company in August 2014 and currently serves as the director of legal affairs of the Company. He is also currently an arbitrator of the Shanghai Arbitration Commission. Prior to joining the Company, Mr. Chen was a practicing lawyer in the People’s Republic of China, specializing in civil and commercial litigation. The Board would like to welcome Mr. Chen on his appointment.

By order of the Board

H World Group Limited

JI Qi

Executive Chairman

Hong Kong, January 19, 2023

As at the date of this announcement, the Board comprises Mr. JI Qi, the Executive Chairman, and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors.